RADIATION THERAPY SERVICES, INC.

2234 Colonial Boulevard

Fort Myers, Florida 33907

November 6, 2006

VIA EDGAR

Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Re:	Form 10-K for Fiscal Year Ended December 31, 2005
Filed on February 17, 2006
File No. 000-50802

Dear Mr. Rosenberg:

Set forth below are the responses of Radiation Therapy Services, Inc. (the “Company”) to the October 24, 2006 follow-up telephonic comments from Ibolya Ignat to David Koeninger, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and its initial response letter to the SEC filed October 6, 2006. For your convenience, the Staff’s comments as given telephonically by Ms. Ignat are set forth in bold and followed by the Company’s response.

1.	Given your inability to track changes in payer classification for a given patient, how are you able to reasonably estimate the contractual allowance? If the impact of not being able to track is not material, provide documentation in accordance with SAB 99.

Response: I believe comment #1 stems from a misinterpretation to the Company’s response letter which stated:

For certain patients, the payer classification changes as new information is received from the patient. For example, a patient may initially be classified as self-pay but upon later investigation it may be determined that the patient is eligible for Medicaid. The Company’s system does not track these changes in payer classification and, consequently, an analysis of a change in estimates must be performed on a combined basis, including both contractual and bad debt allowances. Subsequent year changes in estimated contractual and bad debt allowances resulted in a decrease in net patient service revenue of $748,949 for the year ended December 31, 2004 and an

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

November 6, 2006

increase in net patient service revenue of $1,824,660 for the year ended December 31, 2005, for changes in the estimates of contractual allowances for the years ended December 31, 2003 and December 31, 2004, respectively.

We believe our last response may have been misconstrued. The Company has the ability to track changes in the payer classification for each specific patient account. However, the Company’s processes for estimating the allowances for contractual allowances and bad debts are done at an aggregate level by payer class. Each month the Company uses the actual current payer mix in analyzing the information to appropriately determine the provisions for contractual and bad debt allowances.

Each year the Company performs a retrospective review of its estimates by taking the accounts receivable as of the end of the year and determining the manner in which each account was settled by the amount of cash received, the source of the payment, and the allowance that should have been recorded as of the end of the preceding year. However, as indicated above, the payer classification may have changed for some of the patients. For an illustration, assume the Company rendered the service in December at which time the patient indicated that he/she did not have insurance; however, in February, the Company determined that the patient was eligible for Medicaid benefits. In February the patient’s account would be reclassified to Medicaid payer status and an appropriate contractual allowance would be provided in our normal monthly process. Correspondingly, because the patient’s account would no longer be in a self-pay status, there would be a related decrease in the bad debt allowance. In performing our retrospective review in this illustration, our process would have compared the ultimate settlement of this account and considered it as an item that should have been included in the estimation of contractual allowance as of the end of the previous year because it was ultimately paid by Medicaid. This would indicate an understatement of the contractual allowance as well as a corresponding overstatement of the allowance for bad debts as of the end of the previous year even though the recorded allowances would have been appropriate in December and February based on the best information available in each of those months.

The Company has a sufficient number of patient accounts whose payer status is reclassified between the points when services are provided and when the account is settled that we believe it is important to include those patient accounts in the retrospective reviews. While the retrospective reviews may indicate differences in individual allowance balances due to the reclassifications of payer status as illustrated above, including those accounts in our analysis confirms that our aggregate recorded allowances are fairly stated for all patient accounts, regardless of the effects of changes in payer classification.

Our system provides for analyzing the current payer classification of each individual patient each month and estimating the appropriate bad debt and contractual allowances. Our system can also identify the payer history of each individual patient. However, to determine the dollar amount of the change in estimated allowances for each patient that has a reclassification of payer for purposes of the retrospective reviews would require a manual review by each patient, which is both time and cost prohibitive. As such, the Company considers both the allowances for contractual allowances and bad debts together in the retrospective review which overcomes the difficulty in estimating the effect on each allowance for patients with a reclassification in payer.

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

November 6, 2006

We believe that the results of the retrospective reviews for 2004 and 2005 have confirmed the accuracy of our estimated allowances. We believe consideration of the changes in the estimates of the allowances for contractual adjustments and bad debts on a combined basis is more meaningful because on a combined basis the distortion in the retrospective review caused by the manner in which it considers changes in payer classification is eliminated.

The $748,949 decrease in 2004 net patient service revenue due to changes in estimated contractual and bad debt allowances for the year ended December 31, 2003 as indicated by our retrospective review is the net change in estimates for the decrease in the bad debt allowance of $1,119,592 and an increase in the contractual allowance of $1,868,540. The $1,824,660 increase in 2005 net patient service revenue due to changes in estimated contractual and bad debt allowances for the year ended December 31, 2004 as indicated by our retrospective review is the net change in estimates for the decrease in the bad debt allowance of $2,973,777 and an increase in the contractual allowance of $1,149,117.

When performing the retrospective (hindsight) review, summarized above, it would appear that the prior period allowance for contractual adjustments was understated and the allowance for bad debts was overstated; however, based on the identified payer classification at the time the services were performed, the estimated allowances for bad debts and contractual adjustments were appropriate. The indicated changes in estimate are not caused by our recorded allowances being misstated because the allowances are updated every month based on the latest information on payer classification for each patient. The indicated changes in estimate are caused by the manner in which our retrospective review considers changes in payer classification. Our earlier illustration of a patient account changing payer classification from self-pay to a reimbursed classification is clearly the most prevalent of our payer reclassifications. The illustration of the change in payer classification would indicate an overstatement of the bad debt allowance and an understatement of the contractual allowance in the retrospective review. The results of the 2003 and 2004 retrospective reviews indicate an overstatement of the bad debt allowance and understatement of the contractual allowance, consistent with our expectations given the most prevalent changes in payer classification and the manner in which they are considered in the retrospective reviews.

In order to determine the dollar amount of the change in estimate attributable to payer reclassifications, which would eliminate the differences in the retrospective review caused by changes in payer classification, the Company would have to perform the analysis on a patient by patient basis, which is both time and cost prohibitive and does not provide more meaningful information with respect to the overall allowances for bad debts and contractual adjustments. As such, the Company considers for disclosure the net amount of the change in estimates for bad debts and contractual adjustments, if material.

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

November 6, 2006

2.	The indicated disclosure that combines the contractual and bad debt allowances are not appropriate or good disclosure. The disclosure needs to be revised accordingly.

Response: We believe the current disclosure, given the above discussion, is both good and appropriate.

* * * * *

In accordance with the Staff’s request set forth in the original comment letter, the Company again acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the Staff’s comments. If you have any questions, please don’t hesitate to contact me at (239) 931-7282.

Sincerely,

/s/ David M. Koeninger
David M. Koeninger
Executive Vice President and
Chief Financial Officer

cc:	Daniel E. Dosoretz, M.D., President and Chief Executive Officer
Darrell C. Smith, Esquire of Shumaker, Loop & Kendrick, LLP